PRICER

Year End Report
Financial Year 2006

- Net sales of SEK 409.9M (325.8), an increase of 26 percent (including Eldat)
- Loss after tax SEK -48,0M (-36.4)
- Earnings per share of SEK -0.06 (-0.05)
- Orders received SEK 303.4M (279.1)
- Gross margin of 22 (20) percent and 27 (20) percent in fourth quarter
- Operating result of SEK -40.8M (-43.5)
- Liquid funds of SEK 31.5M (69.5)

- Pricer sold its shares in Appulse Ltd, India in June 2006
- Pricer acquired the competitor Eldat Communication Ltd, Israel in August 2006
- New order from Carrefour France in February 2006 leading to deliveries exceeding SEK 150M in 2006
- Metro Cash & Carry, Germany signed in August 2006 a frame agreement worth about SEK 75M for Pricer's new ESL generation

The market and market activities

In Pricer's view the ESL market trend is positive. The signals from Pricer's prioritised geographical markets are distinct and a number of retail chains have either initiated projects or taken decisions to include ESL as an operational tool in their automation processes.

Metro Cash & Carry, Germany decided in August to upgrade to Pricer's new ESL generation and signed a frame agreement for approximately SEK 75M over three years. During 2006 deliveries for SEK 23M have occurred based on this agreement. The intention is to replace the Pricer system that was installed in all German Cash & Carry stores from 1997. The agreement also includes installations outside Germany.

Pricer has been chosen as supplier to complete the ESL system roll out of Carrefour's remaining corporately owned hypermarkets in France after successful deployments in 2004 and 2005. The agreement resulted in deliveries of SEK 157M for more than 70 hypermarkets in France during 2006. Deliveries to the retail chain Leclerc in France continue as part of an agreement for about SEK 23M of deliveries in 2006/2007.

Eldat successfully continued deployment in 2006 to Casino in France with some 70 stores as well as about 20 hypermarkets to Carrefour in Spain.

Deliveries to Japan have increased in the fourth quarter of 2006 as compared to the third quarter. However, there were no major decided roll-outs ongoing, as in the previous years and volume was not in line with 2005 and not in line with expectations. Ishida will continue to market the Pricer product line and the reseller Teraoka will market the Eldat product line in Japan in order to secure Pricer's strong market position. The underlying demand of ESL systems in Japan continues to increase.

In the US, feedback from the pilot installations continues to be promising. For one of them, a governmental institution having signed a significant contract for upgrade of store infrastructure over three years with Pricer reseller IBM, installations are now underway and about ten stores are expected to be delivered in 2007. For another customer, decision for a roll-out is expected during the first half of 2007.

Net sales and result

Net sales amounted to SEK 113.7M (123.2) during the fourth quarter and for the year to SEK 409.9M (325.8), equivalent of an increase of 26 percent. Excluding revenue from the acquired Eldat of SEK 70.1M the increase would have been 4 percent. Deliveries during the quarter were primarily to Casino and Carrefour in France and Ishida in Japan, however, at lower pace than in 2005, especially at Carrefour. During the full year deliveries to Carrefour in France and Spain, to Casino in France, however consolidated in Pricer only part of the year, and to Ishida, dominate.

Gross profit for the quarter amounted to SEK 30.8M (25.0) and the gross margin was 27 (20) percent. Gross profit for the year was SEK 89.7M (64.7) and the gross margin was 22 (20) percent. The improved gross margin compared to the third quarter is attributable to continued lower cost of products resulting from product development, mix of markets, increased invoicing of support services and sale of products from the subsidiary Eldat. Gross margin has improved quarter by quarter from 16 percent in first quarter to 27 percent in fourth quarter and is expected to continue to improve.

Operating expenses increased to SEK 39.0M (32.2) for the quarter and SEK 130.5M (108.2) for the year, equivalent of an increase of 31 percent. Expenses have increased by SEK 10.7M as compared to the third quarter primarily as a result of the consolidation of Eldat for the full quarter and a non-recurring severance pay to Eldat executives amounting to about SEK 5M.

The operating result amounted to SEK -8.2M (-7.2) for the quarter and SEK -40.8M (-43.5) for the year.

Net financial items amounted to SEK -5.3M (1.1) for the quarter and SEK -8.3M (7.3) for the year and consist mostly of negative currency differences on liquid funds in USD and interest on bank loans. In 2005 financial items included positive currency differences.

The net result was SEK -12.4M (-6.1) for the quarter and for the year SEK -48.0M (-36.4).

Net sales and operating result, SEK M

	Oct-Dec 2006	Oct-Dec 2005	Jan-Dec 2006	Jan-Dec 2005
Net sales	113,7	123.2	409,9	325.8
Cost of goods sold	-82.9	-98.2	-320.2	-261.1
Gross profit	30.8	25.0	89.7	64.7
Gross margin	27 %	20 %	22 %	20 %
Expenses	-39.0	-32.2	-130.5	-108.2
Operating result	-8,2	-7.2	-40,8	-43.5

Financial position

Cash flow from operating activities in the fourth quarter amounted to SEK -1.7M (-21.6) and SEK -51.8M (-69.4) for the full year. Working capital at the end of the year amounted to SEK 76.1M as compared to SEK 103.3M at September 30, 2006, a decrease of SEK 27.2M primarily relating to collection of receivables from Carrefour and Casino in France. Inventory levels have increased during the year particularly in the third quarter due to delays in certain customer projects and increased inventory of certain key components with very long delivery lead times to improve availability to customers. Liquid funds as of December 31, 2006 were SEK 31.5M (69.5) as compared to SEK 27.0M at September 30, 2006.

Cash flow from investing activities amounted to SEK -2.8M (0.5) in the fourth quarter and SEK -11.2M (-4.4) in the year.

Cash flow from financing activities amounted to SEK 8.3M (0.0) in the fourth quarter and to SEK 25.5M (95.2) in the year. During the quarter it consisted of an increase in bank credit facilities in Sweden of SEK 10M and a small reduction in utilisation of bank credits in Israel. In order to secure Pricer's continued payment capacity a short term bank credit facility of SEK 20M was obtained in August and renewal for another six months is expected in February 2007. The working capital in Eldat is funded through local short term bank credit facilities amounting to the equivalent of SEK 30M, which are almost fully utilised. An amortisation plan over 12 months has been agreed with one of the Israeli banks.

The financial position of Pricer is expected to improve as a consequence of larger volumes and improved margins in general as well as from synergies in the acquisition of Eldat. The improved cash flow assumes that the business develops according to plan and that existing credit facilities are maintained. Pricer continues to explore measures to secure access to liquid funds if the expected improved cash flow is achieved only at a later stage.

Eldat is consolidated in the Pricer Group as of August 14, 2006 and the new 261.8 million shares for the acquisition of Eldat have increased the total number of shares in Pricer to 1,016.1 million shares.

Capital expenditure

Total capital expenditure, net was SEK 2.8M (-0.5) for the quarter and SEK 11.2M (4.7) for the year. Investments in the year consisted of purchases of production tools, computers and office equipment and legal fees and expenses related to the acquisition of Eldat, partly offset by the acquired cash position of Eldat ("negative" investment).

Employees

The average number of employees for the year was 102 (104), including 24 (46) at Appulse Ltd and PIER AB. The number of employees as of December 31, 2006 was 110 (112).

Accounting principles

Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report of last year.

Acquisition of Eldat Communication Ltd

On August 14, 2006 Pricer AB acquired 100 percent of the shares in Eldat Communication Ltd and paid through 261 800 000 newly issued Class B shares in Pricer AB. Eldat is an Israeli company active in the same ESL-business as Pricer. Eldat is consolidated in the Pricer Group as at the acquisition date and has thereby contributed to the consolidated accounts from August 14, 2006.

The net assets of Eldat at the date of acquisition:

SEK thousands	Accounted value of Eldat before the acquisition on August 14, 2006	Accounted value of Eldat in the Pricer Group on the date of the acquisition on August 14, 2006
Material fixed assets	1 606	1 606
Financial fixed assets	405	405
Intangible assets		40 000
Inventory	29 863	33 613
Trade receivables and other receivables	38 549	38 549
Liquid funds	6 647	6 647
Interest bearing liabilities	-20 953	-20 953
Trade payables and other liabilities	-59 429	-73 090
Net identified assets and liabilities	-3 312	26 777
	0	0
Goodwill		240 129
Purchase price, issue in kind		-266 906
Net identified assets and liabilities		26 777
		0
Purchase price, cash *)		-12 960
Liquid funds (acquired)		6 647
Net cash outflow		6 313

*) Attributable to fees for legal and other services in connection with the transaction amounting to SEK 12,960T.

The purchase price is assessed through valuation of the newly issued shares based on the share price of Pricer at the date of the acquisition, hence 261 800 000 at SEK 0.97. The difference between the purchase price and the accounted value of the acquired assets shall be allocated to intangible assets. Any remaining residual amount is attributable to goodwill.

The intangible assets identified at the time of the acquisition that meet the requirements to attribute a portion of the purchase price to, are limited as the forward formal contractual relations are few, the brand will be marketed to a lesser extent and the product line will integrate in the Pricer product line. However, intangible assets have been identified being the maintained long term relations with the two dominating customers and the product technology. Based on a conservative estimate of the future contribution from these two accounts SEK 30M of the purchase price has been allocated to the customer relations asset. Eldat technology will be integrated in the future joint product system and a value of SEK 10M has been attributable to this asset. The identified intangible assets will be depreciated over five years being the expected economic life of these assets. In addition to above also deferred tax, profit in acquired inventory of finished goods and certain provisions have affected the acquisition balance.

The goodwill is the residual value after the identification of immaterial asset. The goodwill from this acquisition consists of the value of the established distribution channels in Japan, Europe and Russia and synergies in the form of more efficient sales- and production processes. In addition the goodwill is attributable to the technical competence and experience of the personnel. The accounted value of the goodwill shall at least yearly be assessed through an impairment test and any difference between the accounted value and the assessed value shall be written off. The restructuring and merger of the operations are

well underway and synergies in the form of improved margins through stabilized prices and improved purchasing power, and reduced expenses are expected to become reality in the coming years. As Eldat operations have become an integral part of Pricer it is not possible to distinguish between cash flow coming from former Eldat operations and from Pricer, hence any impairment test is based on the combined cash flow of the Pricer Group.

If the acquisition had taken place at December 31, 2005, Eldat would have contributed with SEK 152M in revenue to the Pricer consolidated accounts during 2006.

Forecast

According to Pricer, the market trend remains positive, with an increase in the total installed base and a solid interest from several major retail chains. Evaluations and negotiations with a number of chains are continuously ongoing.

Margins are expected to continue to improve during the coming months through reduced product costs as well as realised synergies from the acquisition of Eldat. Pricer Group is expected to show profit and thereby positive cash flow in 2007.

Annual General Meeting and dividend

The Annual General Meeting 2007 will be held on May 9, 2007 at Scandic Infra City, Upplands Väsby. The Board of Directors proposes that no dividend will be paid. It is expected that Annual Report will be published in April, 2007 at Pricer's web-site.

A Nomination Committee has been appointed consisting of Salvatore Grimaldi, Emil Sunvisson, David Goldschmidt and John Örtengren. Proposals and recommendations are welcome and can be sent to the committee at Pricer AB (publ), Bergkällavägen 20-22, S-192 79 Sollentuna.

Next reporting date

The Interim Report for January - March 2007 will be published on May 9, 2007.

Sollentuna, February 15, 2007
Pricer AB (publ)

Board of Directors

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

This year end report has not been subject to review by the auditors

Pricer offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.

Offering the most complete ESL solution Pricer has over 3,000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit Pricer's website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 4 2006	Q 4 2005	Full year 2006	Full year 2005
Net sales	**113,7**	**123,2**	**409,9**	**325,8**
Cost of goods sold	-82,9	-98,2	-320,2	-261,1
Gross profit	**30,8**	**25,0**	**89,7**	**64,7**
Selling and administrative expenses	-31,5	-20,3	-95,3	-70,8
Research and development expenses	-7,5	-11,9	-35,2	-37,4
Operating result	**-8,2**	**-7,2**	**-40,8**	**-43,5**
Net financial items	-5,3	1,1	-8,3	7,3
Result before tax	**-13,5**	**-6,1**	**-49,1**	**-36,2**
Tax on result for the period	1,1	0,0	1,1	-0,2
Net result for the period	**-12,4**	**-6,1**	**-48,0**	**-36,4**
Attributable to:				
Equity holders of the Parent Company	-12,3	-5,0	-46,5	-33,0
Minority interest	-0,1	-1,1	-1,5	-3,4
Net result for the period	**-12,4**	**-6,1**	**-48,0**	**-36,4**

Earnings per share, number of shares	Q 4 2006	Q 4 2005	Full year 2006	Full year 2005
Earnings per share before dilution, SEK	-0,01	-0,01	-0,06	-0,05
Earnings per share after dilution, SEK	-0,01	-0,01	-0,06	-0,05
Number of shares, millions	1 016,1	754,3	853,2	684,3
Number of shares after dilution, millions	1 016,1	754,3	853,2	684,3

NET SALES BY GEOGRAPHICAL MARKET **Amounts in SEK M**	Q 4 2006	Q 4 2005	Full year 2006	Full year 2005
Nordic Countries	6,3	2,8	15,5	8,3
Rest of Europe	67,1	85,3	265,3	169,0
Asia	38,0	32,8	115,6	134,1
Rest of the world	2,3	2,3	13,5	14,4
Total net sales	**113,7**	**123,2**	**409,9**	**325,8**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	**2006-12-31**	**2005-12-31**
Intangible fixed assets	282,2	7,7
Tangible fixed assets	8,1	8,1
Financial fixed assets	0,2	-
Total fixed assets	**290,5**	**15,8**
Inventories	64,6	14,9
Current receivables	107,8	128,2
Cash and cash equivalents	31,5	69,5
Total current assets	**203,9**	**212,6**
TOTAL ASSETS	**494,4**	**228,4**
Equity		
Shareholders' equity	**353,1**	**149,2**
Equity, minority interest	**0,1**	**2,9**
Total equity	**353,2**	**152,1**
Long-term liabilities	26,0	2,0
Current liabilities	115,2	74,3
Total liabilities	**141,2**	**76,3**
TOTAL EQUITY AND LIABILITIES	**494,4**	**228,4**
Pledged assets	34,6	34,6
Contingent liabilities	1,1	1,3
Shareholders' equity per share, SEK	0,35	0,20
Shareholders' equity, SEK, after dilution	0,35	0,20

CHANGE IN EQUITY

	Full year	**Full year**
Amounts in SEK M	**2006**	**2005**
Equity at start of period	**152,1**	**92,9**
New share issue	253,9	91,1
Translation difference	-3,7	-0,1
Shareholder contribution, minority	0,4	4,6
Change in minority interest	-1,5	-
Net result for the period	-48,0	-36,4
Equity at end of period	**353,2**	**152,1**
Attributable to:		
- Equity holders of the Parent Company	353,1	149,2
- Minority interest	0,1	2,9
Total	**353,2**	**152,1**


Order Entry, SEK M
Q1 '06 Q2 '06 Q3 '06 Q4 '06
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Moving 4 quarters


Net Sales, SEK M
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Operating Result, SEK M
Q1 '06 Q2 '06 Q3 '06 Q4 '06
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Net Result, SEK M
Q1 '06 Q2 '06 Q3 '06 Q4 '06
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Cash Flow from operating activities, SEK M
Q1 '06 Q2 '06 Q3 '06 Q4 '06
Operating cash flow each Q
Moving 4 quarters
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Number of Employees
Q1 '06 Q2 '06 Q3 '06 Q4 '06
Partly owned companies
Pricer excl partly owned companies

PRICER

PRESS RELEASE

from Pricer AB (publ) February 19th, 2007

Pricer issues convertible debentures for SEK 74.9M

Akbar Seddigh is proposed to join the Board of Directors

Pricer AB (publ) strengthens its financial situation and cash position through the issue of convertible debentures of SEK 74.9M. The Board of Directors of Pricer decided on February 19th, 2007, subject to shareholders' approval, to issue convertible debentures to an amount of SEK 74.9M. The debentures are subscribed for, without prior right to the shareholders, by Straumur-Burdaras Investment Bank for SEK 50M and Alted AB and Monterro Holdings Ltd with SEK12.45M respectively. The duration of the debentures is two years with approximately 8 percent annual interest (6 months STIBOR + 4.5 percent) and can be converted to shares in Pricer to a share price of SEK 0.70, corresponding to a dilution of about 9 percent. The debentures can be drawn in three equal tranches until August 15 2007 of which at least SEK 25M must be drawn. Pricer can elect to capitalize due interest to convertibles on which the annual interest on the capitalized interest component is increased by one (1) percent. This would have a limited effect on the dilution. As security for the debentures the creditors have been granted securities in floating charges and in shares in certain subsidiaries of Pricer AB. The company maintains existing credit facilities and possible additional credit facilities with first right in floating charges up to SEK 60M.

The Swedish Securities Council has on request from Pricer commented on the transaction and stated that it does not violate generally accepted standards on the stock market, see AMN 2006:48.

Straumur-Burdaras is the largest investment bank in Iceland with a market value exceeding SEK 20 billion. The bank owns approximately 11 percent of the shares in Pricer. Alted AB and Monterro Holdings Ltd are privately held investment companies.

"We see a great potential in the market were Pricer is active and we have followed the development of the company for almost two years as a shareholder" says Emil Sunvisson, President of Scandcap AB and financial advisor of Straumur-Burdaras in Sweden.

"I am pleased that this financing is realized to ensure the continued development of Pricer and I welcome Straumur-Burdaras, Alteds and Monterros long term commitment to the company", says Jan Forssjö, President and CEO of Pricer.

The Board of Directors will within short call for an extraordinary shareholders meeting in March in order for the shareholders to approve the above mentioned issue of convertible debentures.

The Board will furthermore also recommend the shareholders to decide on a warrant program to all employees in the Pricer group.

The nomination committee of the company, consisting of Salvatore Grimaldi, Emil Sunvisson, David Goldschmidt and John Örtengren, has proposed to the shareholders meeting that Akbar Seddigh is elected Director of the Board of Pricer. Akbar Seddigh is the chairman of the board in Elekta AB, Hedson Technologies AB, Mentice AB and Ortivus AB as well as member of the board of among others Affärsstrategerna AB, Biolight International AB and Tobii Technology AB. At the same time Margareta Norell Bergendahl has decided to leave the Board of Directors after four years as director.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

Pricer *offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.*

Offering the most complete ESL solution Pricer has over 3,000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit Pricer's website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

END